INVEST IN **FAT LEAF WATER**

Cactus Tapped Hydration

PITCH VIDEO   INVESTOR PANEL


FAT LEAF WATER
FAT LEAF WATER
FAT LEAF WATER
KEY LIME MIRAGE
MOJAVE CITRUS
RIMROCK RED

fatleafwater.com   Newport RI

Food | Health & Fitness | Female Founder | Lifestyle | Social Impact

LEAD INVESTOR

Rene Paula Investor in consumer packaged goods brands.

The Fat Leaf Water team did a great job formulating and launching the ready-to-drink bottled product - a beverage that is quite differentiated from others in the market given its ingredient and flavor profiles (Cactus water? Who knew!). Adding easy to carry dry packets is a natural product line extension and perfectly aligned with their active target demographic. I'm excited to see where they take this and use the powder packets myself which is why I'm willing to back it.

Invested $1,000 this round

Highlights

1. 🏆 Multi-flavor line already launched on Amazon & Shopify
2. 🏔️Sponsor for The Mountain Guides, Crown City Classic, International Climbers, & more
3. 🌱 Work w/ eco-conscious vendors, donate a % of profits to conservation efforts, use US-sourced prickly pear
4. 🤝 Plan to distribute in gourmet retailers (Erewhon, Mother's Market, Gelson's) & online markets (Thrive, Fresh Direct)
5. 📈 Ready to launch powder packets w/ less emissions waste than RTD variety

5. 📈 Ready to launch powder packets w/ less emissions waste than RTD variety

6. 💸 Alternative water market $5.4B & growing; cactus water an overlooked solution for sports-hydration
7. 🍏Serial woman founder with experience building food & bev/media businesses

8 💪Certified Women Owned Business

Our Team



Elyse Sara Founder

Founder of multiple businesses, including Canteen Works, a successful commercial production company, creating commercials for national brands, such as Starbucks, Coca Cola, and McDonald's.

I wanted to create a plant based drink that appeals to health + eco minded sports enthusiasts.



Ruth Wong Brand Manager

Holds a Civil Engineering degree and spearheaded PS20 to win the NYC Wellness Council of the Year Award in 2018.

We're a lifestyle brand that meets our universal desire to feel good while we move. Inside + out.



Fat Leaf Water was inspired by summer camp memories in the 1980s where all the campers drank from a communal cooler filled with a watered-down Kool-Aid mixture, which was lovingly called "bug juice". It was this childhood creation which set Elyse on the path of finding a tasty, healthy and natural version of the drink for the wellness age and making our world greener and healthier one bottle at a time. Elyse & Ruth met at a holiday dinner in 2017 where they learned that

at a time. Elyse & Ruth met at a holiday dinner in 2017, where they learned that they shared a love for shopping. Grocery shopping! This conversation about their passion for food continued two years later when Elyse's new venture with Fat Leaf Water was beginning. This original product idea mirrored what they both saw as the complex yet the oh-so-natural relationship between proper nutrition and one's health and wellness.


CURRENTLY RAISING FUNDS TO PRODUCE OUR
NEW PRODUCT LINE POWDER PACKETS
CURE
YOUR DAILY DROUGHT
FAT LEAF WATER
Fat Leaf Water is working with Spectrum Fruits, which created a custom prickly pear powder, to be used in a new hydration powder packet product line for Fat Leaf Water.
The prickly pear powder will also replace the frozen fruit concentrate that Fat Leaf Water currently uses in its RTD line, lowering shipping costs and emissions waste.

With Elyse's food and beverage experience coupled with her media background and Ruth's expertise in building community wellness and physical science-based engineering, it was a perfect fit for Fat Leaf Water. A fit as natural as finding prickly pear fruit in the arid Southwest of the U.S. The result? A partnership that brings you the first-ever cactus-based sports beverage to market.


THE OPPORTUNITY
Cactus water is an overlooked natural solution for sports-hydration. The existing cactus water brands fail to target the sports-hydration market, often sacrificing taste to focus on solely nutritional benefits.
The market for plant-based beverages continues to grow, but is largely saturated by coconut water that is sourced from overseas, leaving a large opportunity for a locally sourced and environmentally friendly option.
Additionally, we see a rise in powder packet hydration for those who are on-the-go and more eco-conscious, yet there is not yet a cactus hydration powder packet available.
FAT LEAF WATER | 3


OUR SOLUTION
CURE YOUR DAILY DROUGHT
First cactus water based sports hydration beverage
Loaded with electrolytes, contains taurine, dubbed the "wonder molecule" by scientists, it improves athletic performance, filled with vitamins, antioxidants & minerals
Delicious + replenishing flavors
It has been formulated in a variety of flavor options that offer a range of taste experiences, with thoughtful + functional ingredients


Ditch the bottle
This will be the first cactus hydration product sold in powder packets
Eco-friendly
The prickly pear is a biodiverse and sustainable resource, and ours is sourced from the U.S. leading to less emission waste. Our packets are small + recyclable, also leading to less waste.
FAT LEAF WATER | 4

Prickly pear is packed with antioxidants, electrolytes and Vitamin C.

Prickly pear is packed with health benefits.

This powerhouse trifecta fights cell damage that can lead to a number of long-term health issues, keeps you hydrated and glowing, boosts muscle recovery and builds immunity.

Taurine has been dubbed the "wonder molecule" by scientists. Why? It's been shown to have several health benefits, including aiding digestion, regulating the immune system, and improving athletic performance.

After months of R&D, we have perfected our new product! Our powder packet formula leverages a bespoke prickly pear powder that dissolves cleanly in water.


MARKET: TAPPING THE TRENDS
Explosive growth in functional hydrating beverages
Boom of alternative waters
Demand for healthy & refreshing cactus water
$968 billion
non alcoholic liquid refreshment beverage market ($1.6 trillion by 2025)
FAT LEAF WATER | 5


EXPLOSIVE GROWTH IN
HYDRATING POWDER PACKETS
Global Electrolyte Mixes Market - Market Size, by Region, Global, 2018
The hydration powder packet market is on the rise, with the Global Electrolyte Mixes Market being projected to grow at a CAGR of 11.7% between 2019-2024.
The largest market for electrolyte powders is North America, with Asia Pacific being the fastest growing market.
Regional Market Size
High
Mid
Low
Source: Mordor Intelligence
FAT LEAF WATER | 6

BOOM OF ALTERNATIVE WATERS


US Plant-based Waters Market Size, By product, 2013-2024 (USD Billion)
5.4 Billion
2.5 Billion
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
Coconut Water
Maple Water
Birch Water
Artichoke Water
Cactus Water
Others

Health and wellness has become one of the single largest drivers in the beverage space. Beverages are no longer opportunities for constant indulgence – they are integral dietary components.

As the sport drinks category struggles to achieve growth in the US, the emergence of natural, plant-based hydration solutions will provide inspiration for the next wave of mainstream, isotonic innovation.

Source: Global Alternative Waters report, Zenith Global, Global market insights report




FAT
LEAF
WATER

TARGET MARKET



- Women who are busy, health conscious, active and have disposable income
- Current consumers of cactus water, coconut water, and other functional and plant based beverage offerings
- Key subsets: recreational male athletes and parents seeking a healthy alternative for their children

FLAGSHIP LINE OF CURRENT FLAVORS


FAT
LEAF
WATER
FAT
LEAF
WATER
FAT
LEAF
WATER


KEY LIME MIRAGE
features key lime, as its powerful flavor taps into memories of the beach, vacation and sun, all visual references we want our customers to call to mind as they rejuvenate themselves.
Calories: 15
Fat: 0g
Sugar: 5g
MOJAVE CITRUS
includes a combination of blood orange and tangerine, creating a tart-sweet flavor profile. To the juices, we added turmeric and black pepper to increase the health benefits and provide nice kick.
Calories: 60
Fat: 0g
Sugar: 14g
RIMROCK RED
made from a mix of raspberries and blueberries offering a sweet profile, with just a touch of tartness.
Calories: 70
Fat: 0g
Sugar: 16g
FAT LEAF WATER | 9

We've recently focused much of our energies this past year on partnering with individuals and organizations whose values align with the Fat Leaf Water culture.



Our partnerships and sponsorships so far...

We've been an ongoing sponsor for The Mountain Guides, which has opened up a wealth of opportunities, such as participating in their Women's Weekend Program and bringing YETI into the fold with their Prickly Pear Collection.

And this has opened doors for our participation with other athletic groups, such as the Surf City Marathon, and The International Climbers' Festival. We're proud of these partnerships, as we're committed to an organic growth, to ensure that we are providing a product that adheres to the values of our community.


TARGET MARKET IN ACTION
Women's Weekends with The Mountain Guides






TARGET MARKET IN ACTION

National American Grappling Tournament





TARGET MARKET IN ACTION

International Climbers' Festival


Dear Fat Leaf team!
We appreciate your support!
Thanks for making the ICF
such a special event!
Happy Holidays
from, The Wyo Climbers


Happy Holidays!
from all of us at
WYOCLIMBERS

From: **Climbers' Festival**
Date: Thu, Jul 22, 2021 at 8:57 PM
Subject: Re: Sponsor Info Request
To: Ruth Wong <ruth@fatleafwater.com>

Hi Ruth,

The weekend was great! It was a pleasure to have Holley and Fat Leaf there. We'd be happy to have you back next year. Save the dates: July 14th-17th, 2022!

Thanks for supporting the festival!
Josie

With our growing appeal within the outdoor adventure community, it became apparent that we needed to create an alternative to the liquid formula. A stick pack is not only much lighter to bring while climbing up a mountain!, but it is also of course much more earth friendly.

On top of all of the value-driven benefits of the powder formula, we also believe that the packets will be even more profitable than our liquid bottles, based on their margin potential.

COMPETITIVE LANDSCAPE






FAT LEAF WATER

- High amount of electrolytes & antioxidants
- Contains taurine
- Locally sourced
- Low sodium

GATORADE

- Top selling hydration powder packet
- Not natural or locally sourced
- High in sugar and sodium
- No addition of taurine or antioxidants

LIQUID IV

- Uses Cellular Transport Technology
- Contains high amount of vitamin C
- Does not contain taurine
- Not locally sourced
- High in sodium

HYDRANT

- Powder packet subscription service focused on wellness benefits
- Not locally sourced
- High in sodium
- Does not contain taurine

COMPETITIVE LANDSCAPE - HOW DOES FAT LEAF WATER STACK UP?

Brand	Serving Size	Carbs	Potassium	Sodium	Magnesium	Phosphorus	Calcium	Vitamin C	Sugar per 16g serving	Taurine	Locally Sourced	Price per 16g serving
Fat Leaf Water	16g	4%	15%	4%	8%	8%	10%	50%	14g	Yes	Yes	$3.00
Gatorade	20g	12%	0%	10%	-	-	-	-	26g	No	No	$0.92
Liquid IV	16g	4%	11%	22%	-	-	-	80%	11g	No	No	$2.50
Hydrant	8g	2%	4%	11%	8%	-	-	-	12g	No	No	$2.00

SOCIAL RESPONSIBILITY

Environmental responsibility is central to Fat Leaf Water's identity and purpose. Because we will be benefiting directly from a natural resource, we feel motivated to give back to the earth in several ways:


Prickly pear is naturally and sustainably sourced.
We strive to work with equally eco-conscious vendors.
We donate a percent of profits to Conservation International.
Identify creative ways in which we can reinforce this commitment in the future i.e. special promotions on Earth Day, limited-time eco-conscious flavors, etc.
FAT LEAF WATER | 16

We have found a prickly pear farm in Arizona on Native American land.

Being that we are committed to sourcing local products and building community, we are so excited to work with the farmers to produce the best fruit for our powder.


OPERATIONAL PLAN

Manufacturing

Fat Leaf Water will produce their first run of powder packets at Sonic Packaging Industries, of Westwood, NJ, which offers industry-leading product filling technologies. Sonic specializes in in single unit doses and metered delivery systems. Sonic supports the Made in America movement, with 90% of their packaging materials and filling services sourced in North America.

Packaging + Shipping

Once filled, the powder packets will be shipped to Fulfyld, Fat Leaf Water's fulfillment center based in Huntsville, Alabama. Fulfyld is an ideal partner, as they offer a full spectrum of storage, kitting and shipping logistics, and they coordinate with Amazon Seller Central and Shopify. Fulfyld packages Fat Leaf Water into five SKUs (Rimrock Red 24-Pack, Key Lime Mirage 24-Pack, Mojave Citrus 24-Pack and Variety Packs (12-Packs and 24-Packs).

DISTRIBUTION STRATEGIES

Year 1

- We launched on Amazon and Shopify.
- We have been a product sponsor for a number of organizations, events, and companies that embody our key demographic:
  * The Mountain Guides in partnership with YETI
  * Easy Day Sports
  * International Climbers Festival
  * Surge Volleyball
  * NAGA

Year 2

- We plan to distribute to boutique gourmet and natural foods grocery channels
- We intend to align with wholesale channels, with an intention on launching through those avenues in year 3.

* These are forward-looking projections and are not guaranteed.



OPS
22%
MARKETING
30%
MANUFACTURING
48%

RAISE + BUDGET

We are seeking $250K to produce our first run of 60K Fat Leaf Water powder packets. This will give us an 18-month runway.

PATH TO PROFITABILITY

100K UNITS								
	Ingredients	Co-Packing + Package	Label	Ing Shipping	Shipping to Storage	Storage	Total	Amt Per Unit
Stick Pack	$80,000	$30,000	$0	$20,000	$10,000	$2,000	$142,000	$1.42
RTD	$58,000	$40,000	$12,000	$30,000	$25,000	$4,000	$169,000	$1.69

500K UNITS								
	Ingredients	Co-Packing + Package	Label	Ing Shipping	Shipping to Storage	Storage	Total	Amt Per Unit
Stick Pack	$320,000	$110,000	$0	$80,000	$40,000	$7,500	$557,500	$1.12
RTD	$230,000	$160,000	$50,000	$125,000	$100,000	$15,000	$680,000	$1.36

1M UNITS								
	Ingredients	Co-Packing + Package	Label	Ing Shipping	Shipping to Storage	Storage	Total	Amt Per Unit
Stick Pack	$510,000	$180,000	$0	$130,000	$60,000	$12,000	$892,000	0.89
RTD	$370,000	$260,000	$75,000	$200,000	$150,000	$25,000	$1,080,000	1.08

Assumptions
* Suggested retail price for the sticks packs is $3.00
* Suggested retail price for the RTD bottles is $4.00

* Calculations are based on Mojave Citrus formulas
* Stick pack co-packing at Sonic Packaging + RTD co-packing at Summit Beverage
* Prickly pear powder sourced from Spectrum Fruits
* These are forward-looking projections and are not guaranteed.

THE RISKS

* Our product is dependent on the prickly pear crop. If we encounter a subpar growing season, supply will go down and raw material costs will increase.
* As our product will be the first of its kind (in terms of being the first cactus hydration powder packet in the market), we are facing a certain element of the unknown. Although, we have solid data on similar products and feel that the potential of being the first in this category outweighs the potential risks.
* The powder packet market has grown steadily over the past few years, and competition for shelf space has become steeper. However, we feel that our presence as an RTD in advance of this launch positions us well to jump ahead of the pack.



EXIT STRATEGY

A) Acquisition - publicized acquisition examples below:

Company	Acquirer	Year	Purchase Price	Inception to Exit	Estimated Sales at Time of Purchase	Multiple
Liquid IV	Unilever	2020	Undisclosed	~ 8 Years	~100M	N/A
Rockstar	PepsiCo	2020	$3.85 Billion	~ 19 Years	~170M	22X
Bai	Dr. Pepper Snapple	2016	$1.7 Billion	~ 7 Years	~230M	7.4X
Kevita	PepsiCo	2016	$500 Million	~ 7 Years	~100M	5X

B) Initial Public Offering

C) Investment from Strategic Partner - recent examples in relevant categories are below:

* Oatly is Scandinavia's leading brand of plant-based, dairy-free products. Verlinvest partnered the existing shareholders, founders and management team, investing in November 2016 through a Joint Venture with China Resources.
* VEB is a business unit of Coca Cola that nurtures a porfolio of brands, such as Core Power, Fairlife, and Honest Tea
* Bright Greens, a brand of blender-free, plant-based frozen smoothies, raised a seed round led by eighteen94 capital, the venture capital fund of Kellogg Company.
* Danone Manifesto Ventures invested $30 Million in Harmless Harvest coconut water in 2018, 9 years after the company was founded.

* These are forward-looking projections and are not guaranteed.

OUR PARTNERS



ELYSE SARA, FOUNDER

- Founder + CEO of Canteen Works , a food and beverage commercial video production company
- Former Founder + CEO of All in the Pudding, a retail and wholesale bread pudding business



RUTH WONG, PARTNER

- Holds a Civil Engineering degree and has experience leading PS20 to win the NYC Wellness Council of the Year Award in 2018
- Heads up Fat Leaf Water's marketing and community development initiatives

OUR ADVISORS







DOUG LAMBERT

Managing Director of 2nd Glantz Venture Studio and Advisory
Veteran entrepreneur, investor + business exec
Advisor for Tempo hemp CBD beverages.



ARIEL GLAZER

Former CEO and Co-Founder of Kombrewcha, acquired by AB InBev in 2016
Former Senior Analyst at Goldman Sachs
Founder of La-Di-Da lattes.


FAT LEAF WATER
CURE YOUR DAILY DROUGHT
THANK YOU
elyse@fatleafwater.com
310-779-2807

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